UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: December 16, 2011

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM APPOINTS ANTON KUDRYASHOV

HEAD OF RUSSIA BUSINESS UNIT

Amsterdam (December 15, 2011) – VimpelCom Ltd. (“VimpelCom” or “the Company”) (NYSE:VIP) announced today that Anton Kudryashov will join VimpelCom, effective January 16, 2012, as Head of the Russia business unit and General Director of OJSC VimpelCom, and as a member of the Management Board of VimpelCom. Mr. Kudryashov joins the Company from CTC Media (NASDAQ: CTCM), where he served as Chief Executive Officer. Elena Shmatova, current Head of the Russia business unit and General Director of OJSC VimpelCom, will be joining VimpelCom’s finance team in Amsterdam as Group Director Business Control, Development and M&A, reporting to Chief Financial Officer, Henk Van Dalen.

Jo Lunder, Chief Executive Officer of VimpelCom, stated: “The appointment of Anton Kudryashov as Head of the Russia business unit strengthens our leadership team. Anton brings extensive knowledge and expertise in the Russian market and I look forward to his contributions as we continue to execute on our Value Agenda, which is to build on operational excellence, profitable growth and improved capital efficiency. I would also like to thank Elena Shmatova for her impressive contribution and leadership at VimpelCom Russia over the last 12 years. Elena is a valuable addition to the Group Finance function and I am confident that she will make important contributions in her new role in Amsterdam.”

Anton Kudryashov commented, “I am honored to join VimpelCom and look forward to leading the Russia business unit. I will focus on further enhancing our pricing, network and customer offering and delivering on the strategic Value Agenda, including achieving the targeted savings through our operational excellence program. To head the operations of such a scale is a challenge, a new stage in my career and I am confident that my background and professional experience will contribute to the further growth and strengthening of market positions of the Company going forward.”

Anton Kudryashov

Anton Kudryashov was appointed Chief Executive Officer of CTC Media in August 2008. Mr. Kudryashov started his professional career at CS First Boston international investment bank. Later he became one of the founding partners of Renaissance Capital investment bank. Mr. Kudryashov also held senior executive positions in insurance and private equity.

In 2002-2003, he served as restructuring CEO of NTV-Plus. In 1998, Mr. Kudryashov founded Afisha Publishing House, one of the most dynamic publishing start-ups in the last 10 years in Russia. He was the Chairman of the Board of Afisha Publishing House until 2005.

Mr. Kudryashov is a graduate in Economics from Moscow Finance Institute and did his post-graduate studies at London School of Economics. Member of the Russian Television Academy. “Media Manager of Russia 2010” Award for Television. Acknowledged by the Russian President Dmitry Medvedev for achievements in broadcasting industry.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating targeted cost savings in 2012 and are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate Wind Telecom and other newly-acquired businesses, if the Company is unable to complete the demerger of certain Wind Telecom assets and other factors. In addition, there are risks related to the combination with Wind Telecom, including the possibility that the anticipated benefits of the combination may not materialize as expected; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the transaction; the possibility that Telenor may succeed in the arbitration against the Company and Altimo Holdings and Investments Ltd. or bring other legal challenge (including requests for injunctive relief) against the Company, its officers or directors and/or Altimo in respect of its claims to pre-emptive rights or otherwise; and other risks and uncertainties that are beyond the Company’s control. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. VimpelCom has more than 200 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Elena Prokhorova
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +7(495) 725-0708 (Moscow)

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